大華銀行
UNITED OVERSEAS BANK

02 DEC 10 AM 10:56

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A43/sc

23 November 2002

File No. 82-2947

Securities & Exchange [redacted]
Division of Corporat[redacted]
Room 3094(3-6)
450 Fifth Street, N.W
Washington, DC 2054
USA

02060921

SUPPL

1) MEMBER'S VOLUNTARY WINDING UP OF SUBSIDIARY

2) UNITED OVERSEAS BANK GROUP COMPLETES JOINT VENTURE AGREEMENT WITH DRB-HICOM GROUP TO DEVELOP INSURANCE BUSINESS IN MALAYSIA

Dear Sir

We enclose copies of our Announcements both dated 22 November 2002 in regard to the abovementioned subject for your information.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Company Secretary

Encs.

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)

MEMBER'S VOLUNTARY WINDING UP OF SUBSIDIARY

Singapore, 22 November, 2002 – United Overseas Bank Limited ("UOB") wishes to announce that Securities Investments Pte Ltd, a wholly owned subsidiary of UOB, has commenced member's voluntary liquidation. The liquidation is part of the ongoing rationalisation of the operations of the UOB group of companies.

Vivien Chan
Company Secretary
United Overseas Bank Limited

22 November 2002

NEWS RELEASE

Issued by UOB Corporate Affairs

77/02

United Overseas Bank Group Completes Joint Venture Agreement With DRB-HICOM Group To Develop Insurance Business In Malaysia

Singapore, 22 November 2002 - On 1 July 2002, United Overseas Bank Group ("UOB Group") announced that it had, through its wholly-owned subsidiary in Malaysia, United Overseas Bank (Malaysia) Bhd ("UOBM"), entered into a joint venture with Gadek (Malaysia) Berhad ("Gadek"), a wholly-owned subsidiary of the DRB-HICOM Group, to develop life and general insurance businesses in Malaysia.

The UOB Group is pleased to further announce that the joint venture agreement has been completed, with UOBM holding a 49% equity stake (Total cash consideration: RM119.64 million) in the joint venture company, Tower-Ed Sdn Bhd, and Gadek holding a 51% equity stake in Tower-Ed Sdn Bhd (by way of a share swap with its 68% shareholding in South East Asia Insurance Bhd ["SEA"]).

As part of the agreement under the joint venture, Tower-Ed Sdn Bhd now owns 100% of EON CMG Life Assurance Berhad, and 68% of SEA as described above. Prior to its injection into Tower-Ed Sdn Bhd, SEA had acquired the general insurance business of Overseas Union Insurance (Malaysia) Berhad, which is 48% held by Overseas Union Insurance, Limited, an associate of UOB.

For further information, please contact:

Mrs Nancy Lai
Corporate Affairs
Tel: 6539 3986
Fax: 6538 2559
Email: Nancy.Lai@UOBgroup.com